C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
August 11, 2011

Manulife’s strong top line growth and lower risk profile generated second quarter earnings of $490 million

Quarterly Highlights:

•	We delivered $929 million of net income attributed to shareholders excluding the direct impact of equity markets and interest rates1.

•	Sales1 of wealth and insurance products targeted for growth increased 27 per cent and 28 per cent compared to second quarter 2010.

•	We expanded and diversified our distribution channels in Asia through strong agency growth and new bank distribution agreements.

•	Generated record mutual funds sales in Canada.

•	Delivered a 50 per cent increase in U.S. mutual fund deposits over the second quarter 2010.

•	Achieved a record $481 billion in funds under management1.

•
Our hedging program dampened the impact of lower equity markets and interest rates on net income in the second quarter. It also reduces the effect of the highly volatile financial markets in the third quarter to date.

•	We reduced to $1.2 billion the estimated sensitivity of shareholders’ net income for a 100 bps parallel decline in interest rates before any Available For Sale bond offsets.

•	With MLI’s MCCSR ratio at 241 per cent, capital1 levels remained strong.

TORONTO – Manulife Financial Corporation (“MFC”) today reported strong top line growth for the second quarter ended June 30, 2011 and an earnings profile that benefited from risk reduction efforts undertaken in the past year.

Second Quarter 2011 (Three months ended June 30, 2011):

•	Net income attributed to shareholders of $490 million vs. a net loss of $2,434 million in the second quarter of 2010.

•	Fully diluted earnings per share, excluding convertible instruments, of $0.26 vs. a loss per share of $1.39 in the second quarter of 2010.

•	Return on common shareholders’ equity1 of 8.2 per cent.

Year to Date 2011 (Six months ended June 30, 2011):

•	Net income attributed to shareholders of $1,475 million vs. a net loss of $1,210 million in the first half of 2010.

•	Fully diluted earnings per share, excluding convertible instruments, of $0.80 vs. a loss per share of $0.71 in the first half of 2010.

•	Return on common shareholders’ equity of 12.8 per cent.

1	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

Chief Executive Officer Donald Guloien stated, “I am very pleased with the results in the quarter: we delivered strong underlying sales growth, achieved all-time records in a number of our businesses, won new bank distribution deals in Asia, produced excellent investment results, reduced the impact of market swings through hedging, and received important approvals for Long-Term Care price increases. The quarter was not without challenges: insurance sales were down in China, we are seeing increased competition in the U.S. 401(k) business, and continued lower interest rates were reflected.  Looking forward, we expect to see a slowing in Japan insurance sales due to price increases we have implemented, and basis changes in the third quarter will likely be negative.  But overall, we finished the second quarter with solid earnings, a dramatic improvement over last year, and the third consecutive quarter of highly positive results; strong underlying business growth; a healthier business mix; and an excellent capital ratio.”

Mr. Guloien added, “Given the volatility of markets around the world, both during the quarter, and over the last two weeks,  I am particularly pleased at both the amount and the effectiveness of our hedging to-date, which is significantly dampening the impact of the decline in equity markets and interest rates on earnings and capital ratios.  Hedging has a cost, but at times like these, it is clearly beneficial; it also allows investors to focus more and more on our core business.”

Chief Financial Officer Michael Bell added, “We continue to execute our strategy of successfully growing targeted businesses while reducing our risk profile.  We achieved record funds under management of $481 billion and record sales in a number of targeted businesses. We made further progress on securing price increases for our in-force U.S. Long-Term Care business, with 20 states to-date approving increases for our retail business.  We also took further actions to reduce equity market and interest rate sensitivities and remain ahead of our timetable.  This progress has enabled us to mitigate the impact of the underperforming equity markets and low interest rates in the second quarter.”

Mr. Bell continued, “We accrued $370 million after tax this quarter for changes in our fixed income ultimate reinvestment rate assumptions which are based upon a formulaic process using the five and ten year rolling average of government bond rates. The averages include a projection of the June 30, 2011 rates for the next twelve months. The process improvements that we have made over the last twelve months enabled us to estimate the impact of this annual update in the second quarter, rather than including it in the annual basis changes scheduled for the third quarter. While we currently cannot reasonably estimate the impact of the additional basis changes in the third quarter, early work suggests that our U.S. mortality table updates when completed, may result in a material impact on third quarter 2011 earnings. Preliminary indications are that this charge could be up to $700 million after-tax. Work is continuing on the review of other actuarial assumptions, and we would expect the other impacts to include both positive and negative adjustments. The work is expected to be completed in the third quarter and the actual impact is likely to differ from our early indications.”

SUMMARY OF HIGHLIGHTS

Underlying businesses exhibiting strong growth, supported by distribution strength:

•
Second quarter insurance sales of products targeted for growth were up 28 per cent compared to the second quarter of 2010 on a constant currency basis2.  Asia recorded 42 per cent sales growth primarily led by a 67 per cent increase in insurance sales in Japan, in advance of a price increase and associated benefit reduction that came into effect in June.  The product changes in Japan were part of our ongoing drive to improve our profit characteristics and risk profile. Given the high sales prior to the implemented changes, we expect insurance sales in Japan to drop in the second half of 2011. ASEAN region insurance sales increased by 35 per cent, with record sales in Vietnam and the Philippines

2	Sales growth rates are quoted on a constant currency basis. Constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

being driven by growing agency distribution capacity. The sales growth across Asia was partially offset by a seven per cent drop in sales in China.

•
Second quarter wealth sales of products targeted for growth increased 27 per cent compared to the second quarter of 2010 on a constant currency basis.  Broad based sales growth in Asia wealth management, up 59 per cent, benefited from strengthening bank distribution relationships in Indonesia, sales growth at Manulife TEDA and strong sales in Hong Kong.  In Canada, individual wealth management sales increased 22 per cent, driven by record mutual fund sales, which more than doubled, and strong growth in both InvestmentPlus and Manulife Bank’s new lending volumes.  Mutual fund sales in the U.S. were up 50 per cent, supported by our strong distribution.  Fixed product sales were down globally as expected. This was largely a reflection of the low interest rate environment.  While 401(k) sales were lower than expected this quarter, a record level of proposal activity is encouraging for the second half of 2011.

Consistent with our distribution diversification strategy in Asia we signed several new strategic bank distribution agreements. These include the renewal and expansion of our long-term distribution relationship with CITIC Bank International in Hong Kong. In addition, we signed a nationwide agreement with the Bank of China, making us the first foreign joint venture insurer to do so.

Effective hedging program dampened the direct impact of lower equity markets and interest rates on net income:

•
We remain ahead of our original timetable for reducing equity market and interest rate sensitivities and committed to achieving our 2014 goals of hedging 75 per cent of underlying exposure to equity market movements and reducing net income sensitivity, to a 100 basis point decline in interest rates, to $1.1 billion.

•
During the quarter we adjusted the mix of our macro equity hedges to better match our exposures.  We shorted approximately $125 million of Tokyo stock price Index (“TOPIX”) equity future contracts and unwound $100 million of Toronto Stock Exchange (TSX) equity future contracts. In July, we shorted an additional $150 million of TOPIX equity future contracts.

•
We reduced the estimated sensitivity of shareholders’ net income to a 100 bps parallel decline in interest rates, as at June 30, 2011, to $1.2 billion, before any Available For Sale bond offsets, by executing interest rate swaps and purchasing longer duration bonds.

The annual update of fixed income ultimate reinvestment rates used in the valuation of policy liabilities resulted in a $370 million charge due to the current low interest rate environment.  Because of process improvements the amount could be estimated in advance of the annual update of actuarial methods and assumptions.

The expected cost of macro hedging was $104 million in the second quarter of 2011.  While we expect positive equity market returns as part of our long-term actuarial assumptions, we have entered into macro hedges to protect our exposure to market downturns. As a result of the decline in equity markets in the second quarter we reported a gain relative to expected cost on macro hedges of $142 million, which more than offset the expected cost, and resulted in a net gain of $38 million.

Actions taken to lengthen the duration of assets backing policy liabilities to help reduce interest rate sensitivity resulted in a gain of $123 million.

Additional investment gains of $217 million were primarily related to fixed income trading, market value increases on non-fixed income investments and asset mix changes.

Long-Term Care (“LTC”) in-force price increase approvals are progressing well, with approvals received to date from 20 states for the retail business. We have successfully introduced a more profitable, lower risk LTC product in 43 states for new retail business.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Net income in accordance with U.S. GAAP3 for the second quarter of 2011 was $961 million.

Capital levels were strong despite the impact from phasing in IFRS and related party reinsurance capital requirements. The Manufacturers Life Insurance Company’s (“MLI”) Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of 241 per cent was down two percentage points compared to the first quarter of 2011. These levels remain well above regulatory requirements. Four points of the reduction were due to the continued phase in of the adoption of IFRS and a change to MCCSR guidelines for related party reinsurance agreements. Two points of the reduction were due to the repayment of $220 million of debt that matured on May 31, 2011.  A partial offset to these reductions was the positive six point contribution from the completion of a third party reinsurance agreement during the quarter on our Canadian Individual Insurance business. The balance of the reduction was a result of MLI’s capital requirements growing faster than available capital.

Sale of Life Retrocession business: Subsequent to quarter end, on July 18, 2011, we announced the sale of our Life Retrocession business as it no longer aligned with our strategy. The sale to Pacific Life Insurance Company, based in the United States, is expected to close in the third quarter of 2011, and to generate an after tax gain of approximately US$275 million. On the close of the sale, it is estimated that the MCCSR ratio for MLI will increase by approximately six points. The reduction in ongoing earnings from the sale is expected to be approximately $50 million per year and therefore not material to Manulife’s consolidated results.

Third quarter 2011 – annual review of actuarial methods and assumptions: The Company expects to complete its annual review of actuarial methods and assumptions in the third quarter.  While we currently cannot reasonably estimate the impact of the basis changes in the third quarter, early work suggests that our U.S. mortality table updates when completed, may result in a material impact on third quarter 2011 earnings. Preliminary indications are that this charge could be up to $700 million after-tax. Work is continuing on the review of other actuarial assumptions, and we would expect the other impacts to include both positive and negative adjustments. The work is expected to be completed in the third quarter and the actual impact is likely to differ from our early indications

FINANCIAL RESULTS

Second quarter 2011 net income attributed to shareholders was $490 million compared to a net loss of $2,434 million in the second quarter of 2010. Second quarter 2011 results included:

•
A charge of $439 million related to the direct impact of the declines in both equity markets and interest rates.  The charge includes $370 million related to the annual update of fixed income ultimate reinvestment rates used in the valuation of policy liabilities.  The process improvements that we have made over the last twelve months enabled us to estimate the impact of this annual assumption update at this time, rather than including it in the annual update of actuarial methods and assumptions scheduled for the third quarter.

•
$52 million of losses on the variable annuity guarantee liabilities that are dynamically hedged.  As outlined in the Risk Management section of our Management Discussion & Analysis (“MD&A”), not all risks are hedged, including the provision for adverse deviation.

•
$123 million of gains from actions to reduce interest rate exposure, reflecting the impact of lower risk margins required in the valuation of policy liabilities. Lower risk margins are the result of the improved match between the asset and liability cash flows.

•	$217 million of additional investment gains primarily related to fixed income trading, market value increases on non-fixed income investments and asset mix changes.

3           Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

In addition to the items noted above, compared to the second quarter of 2010, earnings benefitted from lower new business strain due to product repositioning activities in U.S. Insurance but were dampened by an increase in dynamic and macro hedge costs.  The macro hedge costs are also noted in the table below.

Notable items:

C$ millions (unaudited)
For the quarter ended June 30	2011	2010
Net income (loss) attributed to shareholders	$490	$(2,434)
Less direct impact of equity markets and interest rates:(a)
Charges on variable annuity guarantee liabilities not dynamically hedged	(217)	(1,275)
Charges on general fund equity investments supporting policy liabilities and on fee income	(73)	(135)
Gains on macro equity hedges relative to expected costs noted below(b)	142	-
Charges on lower fixed income reinvestment rates assumed in the valuation of policy liabilities, excluding ultimate reinvestment rate assumptions	(28)	(1,479)
Gains on sale of AFS bonds	107	-
Direct impact of equity market and interest rate movements in the quarter	$(69)	$(2,889)
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities(c)	(370)	-
Direct impact of equity markets and interest rates	$(439)	$(2,889)
Net income attributed to shareholders, excluding the direct impact of equity markets and interest rates(d)	$929	$455
Other notable items:
Charges on variable annuity guarantee liabilities that are dynamically hedged(e)	(52)	(276)
Expected cost of macro equity hedges (b)	(104)	-
Favourable impact on policy liabilities related to activities to reduce interest rate exposures	123	-
Investment gains primarily related to fixed income trading, market value increases on non-fixed income investments and asset mix changes	217	91

(a)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(b)
The actual net gain from macro equity hedges was $38 million and consisted of a $104 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a gain of $142 million because actual markets underperformed our valuation assumptions.

(c)
Fixed income ultimate reinvestment rates used to value policy liabilities are based upon a five and ten year rolling average of government bond rates.  The averages include a projection of the June 30, 2011 rates for the next twelve months.

(d)	Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(e)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged for a number of reasons including changes to policyholder behavior, provisions for adverse deviation and fund performance.  See Risk Management section of the MD&A below for further information.

U.S. GAAP results

Net income in accordance with U.S. GAAP for the second quarter of 2011 was $961 million, which was $466 million higher than our results under IFRS.  The second quarter U.S. GAAP results included $237 million of realized gains on the sale of investments.

As we have previously disclosed, the major differences between U.S. GAAP and IFRS in determining net income relate to the measurement of policy liabilities for in-force business, including the impact of mark-to-market accounting, the accounting for variable annuity guarantees, and differences in the accounting for new business, including the amount of

2011 Second Quarter Press Release & Management’s Discussion and Analysis

acquisition costs that can be deferred.  For the second quarter of 2011, the major differences were:

C$ millions (unaudited) For the quarter ended June 30, 2011
Net income attributed to shareholders in accordance with IFRS	$490
Non-controlling interests and participating policyholders’ income under IFRS	5
Net income in accordance with IFRS	$495
Key earnings differences(a):
For variable annuity guarantee liabilities	$236
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(b) compared to net realized gains or losses on investments supporting policy liabilities under U.S. GAAP(c)	(64)
New business differences including acquisition costs	(92)
Charges due to lower fixed income ultimate reinvestment rates assumptions used in the valuation of policy liabilities under IFRS only	370
Other changes in actuarial methods and assumptions and other differences	16
Total earnings differences	$466
Net income in accordance with U.S. GAAP	$961

(a)	Refer to the U.S. GAAP section of the MD&A below for a more detailed description of the key earnings differences.

(b)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP for the valuation of insurance liabilities (CALM) will be maintained. Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

(c)	We reported gains of $239 million under IFRS compared to $175 million under U.S. GAAP. These amounts exclude the $107 million gain on the sale of AFS bonds.

Total equity in accordance with U.S. GAAP4 was approximately $7.5 billion higher than under IFRS as at June 30, 2011. Of this difference, approximately $6.5 billion is attributable to the higher cumulative net income on a U.S. GAAP basis with the remaining difference primarily attributable to the treatment of unrealized gains on fixed income investments which are reported in equity under U.S. GAAP, but where the investments are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS5. The fixed income investments have significant unrealized gains as a result of the current low levels of interest rates.

Equity market risk exposure measures

At June 30, 2011, for a 10 per cent decline in equity markets, it was estimated that approximately 60 to 66 per cent of underlying earnings sensitivity to equity markets would be offset by hedges.  This compares to approximately 59 to 65 per cent at March 31, 2011 and is ahead of the pace originally planned to achieve 60 per cent by the end of 2012.  The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

Risk reduction actions taken in the second quarter included adding $72 million of variable annuity guarantee value to our dynamic hedging strategy in Canada and adjusting the mix in our macro hedging program; we reduced $100 million of Toronto Stock Exchange (TSX) macro hedges and added $125 million of Tokyo stock price Index (TOPIX) macro hedges to better match our exposures. We shorted an additional $150 million of TOPIX equity future contracts in July.

As at June 30, 2011, a 10 per cent decline in the market value of equity funds was estimated to reduce net income attributed to shareholders by between approximately $490 million and $590

4	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
5	Until the new IFRS standard for insurance contracts is issued and effective, the accounting policy for the Company is based on prior Canadian GAAP.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

million. This result is in line with the sensitivity at March 31, 2011 as the unfavourable impact of the lower equity markets in the second quarter was partially offset by the favourable impact of increased hedging.

Potential impact on annual net income attributed to shareholders of a 10 per cent change to public equity markets(a),(b)

(C$ millions)	10 per cent decline		10 per cent increase
As at	June 30	March 31	June 30	March 31
Underlying sensitivity of net income attributed to shareholders(b),(c)	$(1,460)	$(1,400)	$1,190	$1,140
Impact of macro hedge assets and dynamic hedge assets assuming the change in the value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	970	910	(810)	(750)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(490)	$(490)	$380	$390
Impact of assuming the change in the value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(100)	(90)	(70)	(70)
Net impact assuming the change in the value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(590)	$(580)	$310	$320
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedges • completely offset related liability changes	66%	65%	68%	66%
• do not completely offset related liability changes(d)	60%	59%	74%	72%

(a)	See “Caution related to sensitivities” below.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
The portion of underlying sensitivity related to the general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80 per cent of the loss from the dynamically hedged variable annuity policy liabilities. For a 10 per cent market increase the loss on the dynamic hedge assets is assumed to be 120 per cent of the gain from the dynamically hedged variable annuity policy liabilities (for presentation purposes, numbers are rounded).  See Risk Management section of the MD&A below.

Tables in the Risk Management section of our MD&A also include an estimate of the impact of 20 and 30 per cent changes in public equity markets.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(a)

As at	June 30, 2011		March 31, 2011
10 per cent	Decrease	Increase	Decrease	Increase
Impact on MLI MCCSR(b) (percentage points)	(5)	8	(5)	10

(a)	See “Caution related to sensitivities” below.
(b)
For a 10 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80 per cent of the loss from the dynamically hedged variable annuity policy liabilities. For a 10 per cent market increase the loss on the dynamic hedge assets is assumed to be 120 per cent of the gain from the dynamically hedged variable annuity policy liabilities. See Risk Management section of the MD&A below.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Interest rate risk exposure measures

The sensitivity of net income attributed to shareholders to a one per cent decline in interest rates as at June 30, 2011 declined to $1.2 billion from $1.5 billion at March 31, 2011.  As a result, we continue to be ahead of our target of $1.65 billion by the end of 2012 and close to our target of $1.1 billion by the end of 2014.

In the second quarter of 2011, we executed largely offsetting interest rate swaps which lengthened the duration of fixed income investments supporting our liabilities and reduced duration in our surplus segments.  These actions have reduced the sensitivity of our earnings to interest rate movements, but do not materially impact economic exposures.  In addition, we executed additional interest rate swaps and purchased longer duration bonds which also lengthened the duration of assets in our liability segments.

Potential impact of an immediate one per cent parallel change in interest rates on annual net income attributed to shareholders:(a),(b),(c),(d)

(C$ millions) For the period ended	June 30, 2011	March 31, 2011
1% increase	$1,000	$1,200
1% decrease	$(1,200)	$(1,500)

(a)	See “Caution related to sensitivities” below.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
(d)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

Changes in the market value of the AFS fixed income assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to have AFS fixed income investments with appropriate unrealized gains or losses and also to sell such assets in order to realize the gain or loss.  The Company reported $107 million of net realized gains on AFS fixed income assets held in surplus segments in the second quarter of 2011 and at June 30, 2011 we had a net after tax unrealized gain of $147 million on the AFS fixed income assets held in the surplus segments.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the impact on the change in market value of AFS fixed income assets held in the surplus segment(a),(b)

As at	June 30, 2011		March 31, 2011
(C$ millions) One per cent	Decrease	Increase	Decrease	Increase
Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,200)	$1,000	$(1,500)	$1,200
Change in the market value of AFS fixed income assets held in the surplus segment(b)	600	(600)	700	(600)
Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the change in the market value of AFS fixed income assets held in the surplus segment(b)	$(600)	$400	$(800)	$600

(a)	See “Caution related to sensitivities” below.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the amount of unrealized gain or loss.  The table above only shows the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

In addition, the Company has updated the potential impact of changes in corporate spreads and changes to swap rates. These sensitivities are outlined in the Risk Management section of the MD&A below.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

SALES AND BUSINESS GROWTH
Asia Division

Robert Cook, Senior Executive Vice President and General Manager, Asia said, “Successful execution of our growth strategy for Asia is delivering strong results.  Record insurance sales are being balanced by increased wealth management sales momentum, and we are diversifying into an even broader number of bank distribution relationships, while maintaining the growth rates of our agency channels.”

Asia Division’s second quarter 2011 insurance sales of US$354 million were up 42 per cent over the same quarter of 2010 on a constant currency basis.

•
Record Japan insurance sales of US$220 million were 67 per cent ahead of the second quarter of 2010 with strong growth across all distribution channels. During the quarter, results were buoyed by sales prior to a repricing of our new whole life product.

•
Hong Kong insurance sales of US$50 million were up 10 per cent over the second quarter of 2010, primarily driven by two new product launches, a regular premium investment linked product and a critical illness product.

•
Asia Other sales of US$84 million were 20 per cent higher than the second quarter of 2010 driven by record sales in the Philippines and Vietnam as well as strong performance in Indonesia, primarily a result of expanded distribution. Growth was partially offset by lower insurance sales in China.

Strong second quarter wealth sales of US$1.2 billion, excluding variable annuities, were 59 per cent higher than in the second quarter of 2010 on a constant currency basis. Highlights include:

•
Asia Other sales of US$925 million were 68 per cent higher than the same quarter in 2010 driven by growth from Manulife TEDA, our joint venture in China, where sales increased close to one and a half times over prior year second quarter, owing to a new fund launch and favourable market conditions.  In addition, in the second quarter we realized substantial contributions from unit linked product sales in Indonesia as well as strong growth in the Philippines and Singapore operations.

•
Hong Kong wealth sales of US$254 million were up 45 per cent over the second quarter of 2010 fueled by growth in our pension business as well as continued strong demand for our short term Renminbi endowment product sold through our bank partners.

Asia Division continues to focus on growing our distribution capacity in both the agency and bank channels.  Distribution highlights include:

•
Insurance sales from the bank channel for the six months ended June 30, 2011 remain robust.  We continue to execute our bancassurance growth strategy with the renewal and expansion of our long term strategic partnership with CITIC Bank International in Hong Kong. Further, we reached four new agreements in the quarter, two in China, one in Taiwan and one in Malaysia.

•
Continued expansion of the agency channel resulted in a 16 per cent increase in contracted agents in Asia in the second quarter of 2011 compared to the second quarter of 2010, to 44,500.  Key factors in the increase were recruitment and retention programs in the ASEAN region, where contracted agents grew 26 per cent to 23,600.  This included the attainment of a record number of agents in Vietnam with 24 per cent growth, the Philippines with a 59 per cent increase, and Indonesia with 32 per cent growth.

•
Manulife Sinochem continues to expand, and received approval to operate in two additional cities bringing the total number of cities where we are licensed to operate in China to 48 at the end of the second quarter of 2011.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Canadian Division

“We continued to see solid sales results across our businesses this quarter,” said Paul Rooney, President and CEO, Manulife Canada. “We also made some exciting additions to our product portfolio.  In Individual Insurance we launched “Synergy”.  The first of its kind in Canada, Synergy combines life, disability and critical illness insurance coverage in one convenient product to meet consumers’ protection needs.  In addition, Manulife Mutual Funds expanded its product line-up, broadening the choices available to advisors and their clients.”

In Canada, second quarter 2011 individual wealth management sales of products targeted for growth, rose 22 per cent from the second quarter of 2010 driven by record mutual fund sales and strong growth in both InvestmentPlus6 and Manulife Bank’s new lending volumes.

•
Strong momentum continued in Manulife Mutual Funds with record quarterly retail mutual fund deposits7 of $691 million, more than twice the levels of the second quarter of 2010. For the first six months of 2011, Manulife ranked second8 in Canada for growth of mutual fund assets under management. During the quarter we expanded the breadth of choices available for advisors and their clients, launching new funds focused on emerging market economies which continue to be engines for global growth, and adding access to other fund mandates through the introduction of corporate classes to support tax efficient investing.

•	InvestmentPlus sales rose 35 per cent from the same period a year ago. InvestmentPlus has a low risk profile with the minimum level of guarantees required to qualify as a variable annuity in Canada.

•
Manulife Bank’s second quarter new loan volumes of $1.2 billion were up 13 per cent from the first quarter of 2011 and were 10 per cent higher than the second quarter of 2010.  Year-to-date new loan volumes were a record $2.3 billion, up 15 per cent from the levels reported in the first half of 2010. The business environment continues to be very competitive with aggressive actions across the financial industry to attract and retain business.

•	Sales of fixed products continued at lower levels reflecting consumer preference for variable products in the current investment market environment.

Individual Insurance sales for the quarter were in line with the second quarter of 2010. Increases in living benefits products, including disability and critical illness insurance, were offset by modest declines in life insurance sales. During the quarter, Individual Insurance launched its innovative “Synergy” product which combines life, disability and critical illness coverage within one policy providing Canadians with a convenient and affordable option for their protection needs.

Second quarter sales in the Group Businesses increased from the same period a year ago but declined from first quarter 2011 levels, reflecting normal market volatility in the large case end of the market.

•
Group Benefits sales were up 16 per cent from the second quarter of 2010 with solid results in all market segments.  Sales declined from the first quarter of 2011 reflecting normal volatility in the large case segment. Continued strong momentum in the small case segment drove second quarter sales up 28 per cent from the first quarter of 2011 and 17 per cent above 2010 second quarter levels.

•
Group Retirement Solutions reported second quarter sales of $197 million, 13 per cent higher than the second quarter of 2010. Sales in the small and mid-sized segments have been strong and Manulife led the Canadian defined contribution market in sales in the first quarter of 20119.

6
InvestmentPlus is an alternative to mutual funds for some customers and offers a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100.  Because of the low risk nature of the guarantees this product is in the products targeted for growth category.

7	Deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
8      Based on results reported by the Investment Funds Institute of Canada (“IFIC”).
9	Based on quarterly sales survey by LIMRA, an insurance industry organization.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

U.S. Division

Jim Boyle, President, John Hancock Financial Services, reported, "We are successfully executing on our plan to reduce interest rate risk in our insurance business, with sales and new business strain in the second quarter in line with our expectations.  Total wealth funds under management continue to grow, reaching their highest level ever at US$194 billion. John Hancock Mutual Funds had another strong quarter with sales of US$3.5 billion, up 50 per cent from the second quarter of last year, while our John Hancock Lifestyle portfolios continue to perform well with over US$75 billion of assets under management across our various products. The strength of the John Hancock brand has been clearly evident during these challenging economic times in the U.S.”

U.S. wealth sales, excluding variable annuities and book value fixed deferred annuities, increased 24 per cent to US$4.7 billion in the second quarter of 2011 over the same period in the prior year.

•
John Hancock Mutual Funds (“JH Funds”) sales were US$3.5 billion in the second quarter, a 50 per cent increase over the second quarter of 2010.  JH Funds had the 4th highest net sales10 in the non proprietary market segment year-to-date through June 30, 2011.  This compared to 6th place for the same period in 2010.  The increase in sales was attributable to a diversified offering of competitive funds, with our fixed income portfolios continuing to experience strong sales momentum in the second quarter of 2011.  The successful offering of a closed-end fund, Hedged Equity and Income, contributed to the second quarter sales by raising US$280 million.  As of June 30, 2011, JH Funds offered 21 Four or Five Star Morningstar11 rated mutual funds.  Funds under management for JH Funds have increased to US$38.1 billion as at June 30, 2011, a 34 per cent increase from June 30, 2010, attributable to positive market performance and net sales during the period.

•
Favourable market returns and positive net sales of US$1.5 billion for the last 12 months contributed to record funds under management in John Hancock Retirement Plan Services (“JH RPS”) of US$66.7 billion as of June 30, 2011, a 25 per cent increase from June 30, 2010.  JH RPS 401(k) plan recurring deposits in the second quarter were US$1.8 billion, a six per cent increase over the second quarter of 2010, contributing to total premiums and deposits in the second quarter of 2011 of US$2.8 billion or one per cent higher than the same period last year.  JH RPS had second quarter sales of US$993 million, a decline of nine per cent compared to the second quarter of 2010.  The introduction of a new asset transfer mapping service and pricing structure has proven popular and proposal volumes at the end of the second quarter exceeded last year’s levels.

•
The John Hancock Lifestyle/Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products continued to perform well, reaching their highest level of assets under management of US$75.3 billion as of June 30, 2011. Lifestyle funds led JH Funds sales with US$468 million in the second quarter, a 37 per cent increase over the second quarter of 2010.  Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$1.8 billion or 64 per cent of premiums and deposits for the quarter ended June 30, 2011.

10
Source: Strategic Insight Simfund. Net sales (net new flows) is calculated including only John Hancock retail long-term open end funds, excluding money market funds and covers only classes A, B, C, and I shares.

11
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10-year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

•
In John Hancock Fixed Products (“JH Fixed Products”), sales for the second quarter of 2011 were US$158 million, a decline of 57 per cent compared to the same period in the prior year, consistent with expectations in this low interest rate environment.

•
Sales of variable annuities were US$525 million in the second quarter of 2011, down 29 per cent from the same period in 2010, and in line with expectations.  A new version of our guaranteed income rider Income Plus for Life was introduced in June. An innovative non-discretionary investment process called Portfolio Stabilization is utilized in conjunction with the new rider and seeks to reduce volatility of returns to our clients.

In the U.S. Insurance segment, we have repositioned our product portfolios in response to the low interest rate environment.  As a result of this action, total U.S. insurance sales in the second quarter of 2011 were US$134 million, a decline of 38 per cent compared to the second quarter of 2010.

•
In the second quarter of 2011 sales of John Hancock Life (“JH Life”) products targeted for growth increased 21 per cent compared to the second quarter of 2010 and were 86 per cent of total sales.  This result was driven by the launch earlier this year of a new universal life product with improved risk characteristics.  A survivorship version of the product was launched in May, which will contribute to sales over the remainder of the year as these new products continue to gain acceptance in the market from our key distribution partners.  Sales of products not targeted for growth declined 82 per cent in the second quarter of 2011 compared to the second quarter of 2010.

•
John Hancock Long-Term Care (“JH LTC”) sales in the second quarter of 2011 declined 50 per cent compared to the same quarter of 2010. Declines in retail product sales as compared to a year ago reflected new business price increases that have been implemented over the past year. Sales in the second quarter benefited from the contribution of an open enrollment for the Federal Long Term Care Insurance Program during the quarter.  A more profitable, lower risk retail product has been introduced in 43 states since May.  JH LTC has filed with regulators for premium rate increases on in-force retail and group business, averaging approximately 40 per cent on the majority of our in-force LTC business.  To date, approval of in-force price increases on retail business has been received from 20 states.

Manulife Asset Management

Manulife Asset Management finished the second quarter of 2011 with $178.6 billion in assets managed for external clients and $30.4 billion of Manulife’s general fund assets. Assets managed for external clients were $1.8 billion lower than March 31, 2011 primarily due to the strengthening Canadian dollar and unfavourable market returns in the second quarter.

Manulife Asset Management was awarded an institutional offshore Renminbi bond fund mandate in Hong Kong and was first to launch an offshore Renminbi bond fund in Taiwan.  In Japan, we were awarded a Japan Core Fixed Income Active mandate on Daiwa Asset Management Co. Ltd.'s Japan Bond Select platform and in the United States we were awarded a US$230 million global core-plus fixed income mandate recognizing the global nature of the firm.

Total Company sales and total Company premiums and deposits12

Our sales results as well as our premiums and deposits13 are in line with our strategy of accelerating the growth of products that have favourable return on capital and with lower risk profiles while at the same time pulling back or eliminating products that give rise to earnings sensitivity or produce low returns on capital employed.  To measure progress on these goals,

12	Growth in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
13	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

we separately report the sales and the premiums and deposits of product lines we are targeting to grow from those that are not targeted for growth.

Effective the first quarter of 2011 we changed the calculation methodology for new business embedded value14 (“NBEV”). Prior periods were not restated. We changed the NBEV calculation for interest sensitive life insurance products to now use current interest rates consistent with the valuation of policy liabilities.  In 2010 and prior, we used an interest rate for life insurance products equal to the rate used in our annual business plan. For both 2011 and 2010 we used current rates to calculate the NBEV for wealth products. In addition, we now update policyholder experience assumptions for changes made during the year, whereas in 2010 and prior, we used assumptions that were in place at the beginning of each year.

As a result of the lower interest rate environment in the second quarter of 2011 compared to mid-2009, when we set our 2010 annual business plan assumptions, new business embedded values for interest sensitive insurance product lines were lower in the second quarter of 2011 compared to the second quarter of 2010.  The decline in NBEV also included the impact of changes to policyholder experience assumptions made in the last half of 2010.

Sales measures:

•
Total Company insurance sales for products we are targeting to grow were almost $600 million for the second quarter of 2011, an increase of 28 per cent over the same period in 2010.  As outlined above, broad based growth was led by Asia with a 42 per cent growth rate.  U.S. and Canada reported growth of 21 per cent and seven per cent, respectively.  The NBEV on total Company insurance sales for products we are targeting to grow for the second quarter of 2011 declined 22 per cent compared to the second quarter of 2010. NBEV was negatively affected by changes to investment strategies and updated policyholder related assumptions.

•
Total Company wealth sales for products we are targeting to grow were $8.1 billion for the second quarter, an increase of 27 per cent over the same period in 2010.  Sales in the U.S. accounted for 56 per cent of this category and grew 24 per cent as the high growth in mutual fund sales was dampened by lower sales in JH RPS and JH Fixed Products.  Sales in Canada increased 22 per cent and as outlined above were driven by record mutual fund deposits and a 10 per cent increase in Manulife Bank loan volumes.  Sales in Asia increased 59 per cent driven by mutual fund sales in China.  NBEV on total Company wealth sales for products we are targeting to grow in the second quarter of 2011 was $132 million, an increase of six per cent over the second quarter of 2010.  The increase in NBEV was lower than the growth in sales due to mix of business.

•
Total Company insurance sales of products not targeted for growth (universal life products with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care products in U.S. Insurance) declined 68 per cent for the second quarter of 2011 compared to the second quarter of 2010.  NBEV on these sales for the second quarter 2011 decreased 67 per cent compared to the same period in 2010.

•
Second quarter 2011 sales of wealth products that are not targeted for growth (variable annuity (“VA”) and book value fixed deferred annuity products) totaled $1.0 billion, a decline of 30 per cent compared to the second quarter of 2010.  The percentage of VA guaranteed value hedged or reinsured was approximately 64 per cent as at June 30, 2011 and substantially all new VA business in the U.S., Canada and Japan continues to be hedged as written.  NBEV for wealth products that are not targeted for growth totaled $15 million in the second quarter of 2011 and declined 63 per cent compared to the second quarter of 2010.

14	New business embedded value is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Premiums and deposits (“P&D”) measures:

•
Total Company second quarter 2011 P&D of $4.7 billion for insurance products that we are targeting to grow was up 10 per cent, on a constant currency basis, over the second quarter of 2010 with strong growth across Asia and also in targeted U.S. Life products.

•
Total Company P&D for the wealth businesses we are targeting to grow was $10.5 billion for the second quarter of 2011, an increase of 16 per cent on a constant currency basis compared to the same quarter in the prior year.  Growth was driven by strong mutual fund sales in North America and Asia.

•
Total Company P&D for the insurance lines we are not targeting to grow for the second quarter of 2011 was $0.7 billion, a decrease of 23 per cent on a constant currency basis from the second quarter of 2010. The decline reflects lower sales in this category and success in switching U.S. sales to targeted growth products.

•
Total Company P&D for the wealth products we are not targeting to grow (VA and book value fixed deferred annuity products) amounted to $1.0 billion for the second quarter of 2011.  This result represents a year-over-year decrease of 30 per cent compared to the second quarter of 2010.

Funds under management

Total funds under management as at June 30, 2011 were $480.7 billion, an increase of $2.4 billion from March 31, 2011 and an increase of $25.0 billion over June 30, 2010.  Contributing to the 12 months increase were $51.6 billion related to investment returns and $7.6 billion of net positive policyholder cash flows. These items were partially offset by $31.2 billion due to the strengthening of the Canadian dollar and $3.0 billion of expenses, commissions, taxes and other movements.

OTHER NOTABLE ITEMS

Corporate

•
In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after September 19, 2011 to shareholders of record at the close of business on August 23, 2011.

•
The Board of Directors also decided that, in respect of the Company’s September 19, 2011 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

•
On July 18, 2011, the Company announced the sale of its Life Retrocession business as it no longer aligned with our strategy. The sale to Pacific Life Insurance Company, based in the United States, is expected to close in the third quarter of 2011, and is expected to generate an after tax gain of approximately $275 million. On the close of the sale, it is estimated that the MCCSR ratio for MLI will increase by approximately six points. The reduction in ongoing earnings from the sale is expected to be approximately $50 million per year and therefore not material to Manulife’s consolidated results.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Executive Changes

Background

Our Corporate Risk Management function was originally conceived in 2001 to include both risk oversight and market risk mitigation programs such as hedging activities and asset liability management.  Due to the recent expansion in the scope of our market risk mitigation activities it is appropriate to separate risk oversight from the operational aspects of these risk mitigation programs.  Accordingly, responsibility for variable annuity hedging operations will be transferred from Corporate Risk Management to the Investment Division.  Over the coming months, we will also be separating the operational aspects of asset liability management from the risk oversight role.

We have also decided to strengthen the resources focused on longer-term strategy development and execution.  There are very important strategic influences on the horizon, including the impact of changing global standards on life companies and banks, new accounting standards and the European economic issues to which Manulife has minimal direct exposure.  These developments provide challenges but they may also provide significant opportunities.

Appointments

•
As a result of these developments, Manulife today announced that Bev Margolian has been appointed Executive Vice President and Chief Strategy Officer.  Ms. Margolian served as Chief Risk Officer for the past ten years, establishing our Enterprise Risk Management framework and building out our variable annuity risk hedging and asset liability management programs.

•
Manulife also announced that Rahim Hirji has been appointed Executive Vice President and Chief Risk Officer reporting directly to the CEO.  Mr. Hirji will be responsible for global risk oversight.  He is an actuary and was previously Senior Vice President & Chief Financial Officer, Canadian Division for the past four years and prior to that was responsible for asset liability management.

•
Warren Thomson, Senior Executive Vice President and Chief Investment Officer, through Scott Hartz, Executive Vice President, General Account Investments, will assume responsibility for the variable annuity risk reduction operations.

Awards & recognition

•
In Singapore, Manulife Singapore topped the Financial Services sector and exceeded the national average for all industries surveyed in the 2010 Customer Satisfaction Index of Singapore. This survey was conducted by Singapore Management University’s Institute of Service Excellence.

•
In Hong Kong, Manulife Asset Management received two prestigious awards in Asia for its U.S. fixed income and equity capabilities. The organization topped the rankings in both the U.S. Large Cap Equity and U.S. Fixed Income (core) at the Asian Investor Investment Performance Awards.

•
In Indonesia, Manulife won The Best Insurance Company of the Year award at the ASEAN Business Awards 2011. Manulife Indonesia was recognized by the judges for having a good reputation, intellectual insight and high integrity, consistently displaying high dedication, always being supportive towards government programs and having high levels of competency in life insurance.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Notes:

Manulife Financial Corporation will host a Second Quarter Earnings Results Conference Call at 2:00 p.m. ET on August 11, 2011.  For local and international locations, please call (416) 340-2216 and toll free in North America please call (866) 898-9626.  Please call in ten minutes before the call starts.  You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. ET on August 11, 2011 until August 25, 2011 by calling (905) 694-9451 or (800) 408-3053 (passcode 3117610#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. ET on August 11, 2011.You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. ET on the website at the same URL as above.

The Second Quarter 2011 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Anthony Wilson-Smith (416) 852-8899 anthony_wilson-smith@manulife.com Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com

2011 Second Quarter Press Release & Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of August 11, 2011.

This MD&A should be read in conjunction with our unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2011 and 2010 and the MD&A and audited consolidated financial statements contained in our 2010 Annual Report.

FINANCIAL HIGHLIGHTS

(Unaudited)

	Quarterly results
	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (C$ millions)	$490	$985	$(2,434)
Net income (loss) available to common shareholders (C$ millions)	$468	$965	$(2,454)
Net income attributed to shareholders, excluding the direct impact of equity markets and interest rates(a) (C$ millions)	$929	$874	$455
Earnings (loss) per common share (C$)
• basic	$0.26	$0.54	$(1.39)
• diluted, excluding convertible instruments(a)	$0.26	$0.54	$(1.39)
• diluted	$0.26	$0.53	$(1.39)
Return on common shareholders’ equity(a) (%, annualized)	8.2	17.4	(39.6)
Premiums and deposits(a) (C$ millions) • Insurance products targeted for growth(b)	$4,684	$4,732	$4,298
• Wealth products targeted for growth(c)	$10,472	$10,924	$9,443
• Insurance products not targeted for growth(b)	$744	$865	$1,024
• Wealth products not targeted for growth (c)	$1,037	$1,141	$1,517
Funds under management(a) (C$ billions)	$480.7	$478.3	$455.7
Capital(a) (C$ billions)	$28.9	$28.6	$30.8

(a)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.
(b)
Insurance products targeted for growth exclude universal life with lifetime no-lapse guarantees, guaranteed non-par whole life and long-term care insurance in the U.S., which are not targeted for growth.

(c)
Wealth products targeted for growth exclude variable annuities across all geographies (other than InvestmentPlus in Canada) and book value fixed deferred annuities in the U.S. which are not targeted for growth.  InvestmentPlus is a Canadian Division product with a 75% minimum death benefit guarantee and a 75% maturity benefit guarantee at age 100 that is used as an alternative to mutual funds for some customers.  Because of the low risk nature of the guarantees this product is in the products targeted for growth category.

Net income attributed to shareholders

Second quarter 2011 net income attributed to shareholders was $490 million compared to a net loss of $2,434 million in the second quarter of 2010. Second quarter 2011 results included:

•
A charge of $439 million related to the direct impact of the drop in the quarter of both equity markets and interest rates.  The charge includes $370 million related to the annual update of the fixed income ultimate reinvestment rates used in the valuation of policy liabilities. The process improvements that we have made over the last twelve months enabled us to estimate the impact of this annual assumption update at this time, rather than including it in the annual update of actuarial methods and assumptions scheduled for the third quarter.

•
$52 million of losses on the variable annuity guarantee liabilities that are dynamically hedged.  As outlined in the Risk Management section of our MD&A, not all risks are hedged, including the provision for adverse deviation.

•
$123 million of gains from actions to reduce interest rate exposure, reflecting the impact of lower risk margins required in the valuation of policy liabilities. Lower risk margins are the result of the improved match between the asset and liability cash flows.

•	An additional $217 million of gains primarily related to fixed income trading, market value increases on non-fixed income investments and asset mix changes.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

In addition to the items noted above, compared to the second quarter of 2010, earnings benefitted from lower new business strain due to product repositioning activities in U.S. Insurance but were dampened by an increase in dynamic and macro hedge costs.  The macro hedge costs are also noted in the table below.

Notable items:

C$ millions (unaudited)
For the quarter ended June 30	2011	2010
Net income (loss) attributed to shareholders	$490	$(2,434)
Less direct impact of equity markets and interest rates:(a)
Charges on variable annuity guarantee liabilities not dynamically hedged	(217)	(1,275)
Charges on general fund equity investments supporting policy liabilities and on fee income	(73)	(135)
Gains on macro equity hedges relative to expected costs noted below(b)	142	-
Charges on lower fixed income reinvestment rate assumed in the valuation of policy liabilities, excluding ultimate reinvestment rate assumptions	(28)	(1,479)
Gains on sale of AFS bonds	107	-
Direct impact of equity market and interest rate movements in the quarter	$(69)	$(2,889)
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities(c)	(370)	-
Direct impact of equity markets and interest rates	$(439)	$(2,889)
Net income attributed to shareholders, excluding the direct impact of equity markets and interest rates(d)	$929	$455
Other notable items:
Charges on variable annuity liabilities that are dynamically hedged(e)	(52)	(276)
Expected cost of macro equity hedges (b)	(104)	-
Favourable impact on policy liabilities related to activities to reduce interest rate exposures	123	-
Investment gains primarily related to fixed income trading, market value increases on non-fixed income investments and asset mix changes	217	91

(a)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(b)
The actual net gain from macro equity hedges was $38 million and consisted of a $104 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a gain of $142 million because actual markets underperformed our valuation assumptions.

(c)
Fixed income ultimate reinvestment rates used to value policy liabilities are based upon a five and ten year rolling average of government bond rates. The averages include a projection of the June 30, 2011 rates for the next 12 months.

(d)	Net income excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(e)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged for a number of reasons including changes to policyholder behavior, provisions for adverse deviation and fund performance.  See “Risk Management” section below for further details.

Annual review of actuarial methods and assumptions

The Company expects to complete its annual review of actuarial methods and assumptions in the third quarter of 2011.  While we currently cannot reasonably estimate the impact of the basis changes in the third quarter, early work suggests that our U.S. mortality table updates when completed, may result in a material impact on third quarter 2011 earnings. Preliminary indications are that this charge could be up to $700 million after-tax. Work is continuing on the review of other actuarial assumptions, and we would expect the other impacts to include both positive and negative adjustments. The work is expected to be completed in the third quarter and the actual impact is likely to differ from our early indications.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Earnings per share and return on common shareholders’ equity

Diluted earnings per share, excluding convertible instruments15 for the second quarter of 2011 was $0.26 compared to a loss of $1.39 for the second quarter of 2010.  The return on common shareholders’ equity16 was 8.2 per cent for the second quarter of 2011.

Premiums and deposits17 (“P&D”) measures:

•
Total Company second quarter P&D of $4.7 billion for insurance products that we are targeting to grow was up 10 per cent, on a constant currency basis, over the second quarter of 2010 with strong growth across Asia and also in targeted U.S. Life products.

•
Total Company P&D for the wealth businesses we are targeting to grow was $10.5 billion for the second quarter of 2011, an increase of 16 per cent on a constant currency basis compared to the same quarter in the prior year.  Growth was driven by strong mutual fund sales in North America and Asia.

•
Total Company second quarter P&D for the insurance lines we are not targeting to grow for the second quarter of 2011 was $0.7 billion, a decrease of 23 per cent on a constant currency basis from the second quarter of 2010. The decline reflects lower sales in this category and success in switching U.S. sales to targeted growth products.

•
Total Company P&D for the wealth products we are not targeting to grow (VA and book value fixed deferred annuity products) amounted to $1.0 billion for the second quarter of 2011.  This result represents a year-over-year decrease of 30 per cent compared to the second quarter of 2010.

Funds under management18

Total funds under management as at June 30, 2011 were $480.7 billion, an increase of $2.4 billion from March 31, 2011 and an increase of $25.0 billion over June 30, 2010.  Contributing to the 12 month increase were $51.6 billion related to investment returns and $7.6 billion of net positive policyholder cash flows. These items were partially offset by $31.2 billion due to the strengthening of the Canadian dollar and $3.0 billion of expenses, commissions, taxes and other movements.

U.S. GAAP results

Net income in accordance with U.S. GAAP19 for the second quarter of 2011 was $961 million, compared to $129 million in the second quarter of 2010.  The second quarter 2011 U.S. GAAP results were $466 million higher than our results under IFRS. As we are no longer reconciling our annual financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. A reconciliation of the major differences in net income attributed to shareholders for the second quarter is as follows:

15	Diluted earnings per share, excluding convertible instruments is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
16	Return on common shareholders’ equity is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
17	Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
18	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
19	Net income in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

C$ millions (unaudited) For the quarter ended June 30	2011	2010
Net income (loss) attributed to shareholders in accordance with IFRS	$490	$(2,434)
Non-controlling interest and participating policyholders’ income under IFRS	5	26
Net income (loss) in accordance with IFRS	$495	$(2,408)
Key earnings differences:
For variable annuity guarantee liabilities	236	1,119
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(a) compared to net realized gains on investments supporting policy liabilities under U.S. GAAP	(64)	1,572
New business differences including acquisition costs	(92)	(35)
Charges due to lower fixed income ultimate reinvestment rate assumptions used in the valuation of policy liabilities under IFRS only	370	-
Other changes in actuarial methods and assumptions and other differences	16	(119)
Total earnings differences	$466	$2,537
Net income in accordance with U.S. GAAP	$961	$129

(a)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP  for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

The primary earnings differences in accounting bases relate to:

•
Accounting for variable annuity guarantee liabilities – IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities whereas U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees, and reflects the Company’s own credit standing in the measurement of the liability.  Where we have hedged variable annuity policy liabilities that are not marked-to-market for U.S. GAAP reporting, the gains or losses on the derivatives are recognized in U.S. GAAP earnings and not offset by a change in the policy liability.  As at June 30, 2011 the liabilities for variable annuity guarantees reported in our IFRS results were $1.2 billion higher than reported in our U.S. GAAP results.

•
Investment income and policy liabilities – The second quarter 2011 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading gains of $239 million (2010 – charge of $1,523 million) compared to U.S. GAAP realized gains on investments supporting policy liabilities of $175 million (2010 – gain of $49 million).

•
Differences in the treatment of acquisition costs and other new business items – acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS. In the second quarter, IFRS results benefited from lower new business strain compared to U.S. GAAP.

Total equity in accordance with U.S. GAAP20 as at June 30, 2011 was approximately $7.5 billion higher than under IFRS. The difference in equity is primarily attributable to the higher cumulative net income on a U.S. GAAP basis and that unrealized gains on fixed income investments are reported in equity under U.S. GAAP, but where the investments are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed income investments which have significant unrealized gains as a result of the current low levels of interest rates, along with the cumulative earnings differences, result in materially higher U.S. GAAP equity.

20	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

A reconciliation of the major differences in total equity is as follows:

(C$ millions) As at	June 30, 2011	December 31, 2010
Total equity in accordance with IFRS	$25,381	$24,675
Differences in shareholders’ retained earnings and participating policyholders’ equity	6,465	6,790
Difference in Accumulated Other Comprehensive Income attributable to:
(i) Available-for-sale securities and others;	1,934	1,723
(ii) Cash flow hedges; and	501	458
(iii) Translation of net foreign operations(a)	(1,537)	(1,418)
Differences in share capital, contributed surplus and non- controlling interest in subsidiaries	158	162
Total equity in accordance with U.S. GAAP	$32,902	$32,390

(a)	Reflects the net difference in the currency translation account after the re-set to zero through retained earnings upon adoption of IFRS at January 1, 2010.

Capital

Total capital was $28.9 billion as at June 30, 2011 compared to $30.8 billion as at June 30, 2010.  The net $1.9 billion reduction over the last 12 months was primarily driven by the $1.5 billion unfavourable impact of the strengthening of the Canadian dollar, $0.6 billion of lower unrealized gains on AFS securities and $0.4 billion of net financing redemptions, partially offset by income in excess of cash dividends and other items totaling $0.6 billion.

Capital update

As at June 30, 2011, MLI reported a strong MCCSR ratio of 241 per cent.  The two point decline from March 31, 2011 was a result of:
•	The continued phase in of the adoption of IFRS and a change to MCCSR guidelines for related party reinsurance agreements reduced capital by four points.
•	Two points of the reduction were due to the repayment of $220 million of debt that matured on May 31, 2011.
•	Required capital grew faster than the contribution to available capital of earnings net of cash dividends paid to shareholders.
•
Partially offset by the positive contribution of six points from the completion of a third party mortality and lapse reinsurance agreement during the quarter, on our Canadian Individual Insurance business.

Under the IFRS transition guidance outlined by the Office of the Superintendent of Financial Institutions, the impact of IFRS adoption on available capital is largely phased-in over an eight quarter period which began with the first quarter of 2011.  The impact on required capital is not subject to the phase-in rules. The phased-in adoption of IFRS reduced MLI’s MCCSR ratio by approximately four points over the first half of 2011 and is expected to reduce the ratio by approximately a further two points over the remainder of the two year phase-in period ending with the fourth quarter of 2012.

Under the 2011 MCCSR guidelines, asset risk required capital cannot be transferred via a reinsurance agreement unless the assets are also transferred.  This change, which is phased in over 2011, results in higher required capital for MLI, reducing MLI’s MCCSR ratio over the first half of 2011 by approximately six points.  When fully phased in MLI’s MCCSR ratio is expected to reduce by a further six points as a consequence of this change.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

PERFORMANCE BY DIVISION

Asia Division

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$28	$351	$(632)
Premiums & deposits for products targeted for growth (millions)	2,650	2,286	2,023
Premiums & deposits for products not targeted for growth (millions)	109	85	328
Funds under management (billions)	68.1	67.4	61.7
U.S. dollars
Net income (loss) attributed to shareholders (millions)	$28	$357	$(615)
Premiums & deposits for products targeted for growth (millions)	2,740	2,320	1,968
Premiums & deposits for products not targeted for growth (millions)	112	86	317
Funds under management (billions)	70.6	69.4	58.2

Asia Division reported net income attributed to shareholders of US$28 million for the second quarter of 2011 compared with a net loss of US$615 million for the second quarter of 2010.  Included in net income attributed to shareholders in the second quarter of 2011 were net experience losses of US$232 million (2010 – US$874 million) as a result of equity, interest rate, and other non-fixed income returns differing from our best estimate policy liability assumptions.  These charges were primarily related to the variable annuity business in Japan.  Net income attributed to shareholders excluding these items was in line with the second quarter of 2010.  Higher fee income and earnings from in-force business growth was offset by lower gains on new business. The year-to-date net income attributed to shareholders was US$385 million compared to a loss of US$264 million for the same period of 2010.

Premiums and deposits for products targeted for growth for the second quarter of 2011 were US$2.7 billion, up 32 per cent from the second quarter of 2010 on a constant currency basis.  Higher premiums and deposits were driven by stronger new business sales and robust in-force growth in our insurance business, a result of broadening distribution and successful product launches. Wealth management premiums and deposits were fueled by strong mutual fund sales in our China joint venture, Manulife TEDA, as well as our operations in Hong Kong, combined with higher unit linked product sales in Indonesia.

Funds under management as at June 30, 2011 were US$70.6 billion, up 21 per cent from the second quarter of 2010. Growth was driven by strong net policyholder cash flow growth coupled with higher investment gains.

Canadian Division

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$260	$505	$(80)
Premiums & deposits for products targeted for growth (millions)	3,980	4,205	3,600
Premiums & deposits for products not targeted for growth (millions)	409	529	391
Funds under management (billions)	117.8	116.9	104.5

Canadian Division reported net income attributed to shareholders of $260 million for the second quarter of 2011, compared to a net loss of $80 million for the second quarter of 2010. Second quarter earnings in 2011 included net experience gains of $31 million (2010 – losses of $320 million) as a result of equity, interest rate, and other non-fixed income returns differing from our best estimate policy liability assumptions.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Excluding the above noted items, net income attributed to shareholders in the second quarter of 2011 declined by $12 million as compared to the second quarter of 2010. The positive impact of growth in asset levels in the Canadian wealth management operations and Manulife Bank was partially offset by the impact of hedging additional variable annuity guarantees during the second half of 2010.  In addition, changes in investment strategies resulted in higher strain on insurance new business and reduced earnings as compared to the same period in 2010. The year-to-date net income attributed to shareholders was $765 million compared to $202 million for the same period of 2010.

Premiums and deposits for products targeted for growth were $4.0 billion for the second quarter of 2011, an increase of 11 per cent from the second quarter of 2010. Premiums and deposits for wealth products targeted for growth rose by 25 per cent in the second quarter of 2011 as compared to the second quarter of 2010. The increase was driven by continued strong momentum in retail mutual fund deposits which were more than twice the levels of a year ago, and a 35 per cent rise in sales of InvestmentPlus, our low guarantee variable annuity product. Increases in group retirement deposit activity from a growing block of in-force participants also contributed to the second quarter year-over-year growth. Growth was dampened by the continued decline in sales of fixed products reflecting consumer preference for variable products in a low interest rate environment.  Premiums and deposits for insurance products targeted for growth were two per cent higher in the second quarter of 2011 as compared to the same period in 2010. Premiums and deposits for variable annuity products not targeted for growth were $0.4  billion in the second quarter of 2011, in line with the second quarter of 2010.

Funds under management grew by 13 per cent or $13.3 billion to $117.8 billion as at June 30, 2011 compared to June 30, 2010.  The increase reflects the favourable impact of equity market appreciation and the decline in interest rates on asset values, in combination with business growth driven by Manulife Bank and the wealth management businesses over the past twelve months.

U.S. Insurance

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$299	$403	$(1,073)
Premiums & deposits for products targeted for growth (millions)	855	943	751
Premiums & deposits for products not targeted for growth (millions)	745	864	1,023
Funds under management (billions)	76.3	74.7	75.2

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$309	$409	$(1,044)
Premiums & deposits for products targeted for growth (millions)	883	957	731
Premiums & deposits for products not targeted for growth (millions)	769	877	996
Funds under management (billions)	79.1	76.9	70.9

U.S. Insurance reported net income attributed to shareholders of US$309 million for the second quarter of 2011, compared to a net loss of US$1,044 million for the second quarter of 2010. Included in net income attributed to shareholders in the second quarter of 2011 were net experience gains of US$186 million (2010 –  losses of US$1,100 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$67 million, compared to the second quarter of 2010, primarily due to lower new business strain as a result of product repositioning activities. The year-to-date net income attributed to shareholders was US$718 million compared to a loss of US$841 million for the same period of 2010.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Premiums and deposits for the second quarter for products targeted for growth were US$0.9 billion, US$0.2 billion or 21 per cent higher than the second quarter of 2010.  Premiums and deposits for the second quarter for products not targeted for growth were US$0.8 billion, 23 per cent lower than the second quarter of 2010 as a result of transitioning to sales of lower risk products.

Funds under management as at June 30, 2011 were US$79.1 billion, up 12 per cent from June 30, 2010, due to growth in in-force business and an increase in the market value of funds under management.

U.S. Wealth Management

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$130	$312	$(536)
Premiums & deposits for products targeted for growth (millions)	6,491	7,251	6,059
Premiums & deposits for products not targeted for growth (millions)	520	528	798
Funds under management (billions)	187.5	187.8	178.2

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$134	$317	$(521)
Premiums & deposits for products targeted for growth (millions)	6,707	7,357	5,896
Premiums & deposits for products not targeted for growth (millions)	537	536	778
Funds under management (billions)	194.4	193.3	168.0

U.S. Wealth Management reported net income attributed to shareholders of US$134 million for the second quarter of 2011, compared to a net loss of US$521 million for the second quarter of 2010.  Included in net income attributed to shareholders in the second quarter of  2011 were net experience losses of US$18 million (2010 – US$662 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions.  Excluding these items, net income attributed to shareholders increased by US$11 million.  Higher fee income in JH Wealth Asset Management from higher average assets under management was partially offset by the costs associated with the hedging of additional in-force variable annuity guaranteed value and higher acquisition costs related to higher sales of mutual funds.  The year-to-date net income attributed to shareholders was US$451 million compared to a loss of US$168 million for the same period of 2010.

Premiums and deposits for wealth products targeted for growth for the second quarter of 2011 were US$6.7 billion, up 14 per cent from US$5.9 billion for the second quarter of 2010 primarily due to a 50 per cent increase in mutual fund sales.  Premiums and deposits for wealth products not targeted for growth were US$0.5 billion for the second quarter of 2011, down 31 per cent from US$0.8 billion for the second quarter of 2010 as a result of ongoing risk management initiatives.

Funds under management as at June 30, 2011 were US$194.4 billion, up 16 per cent from US$168.0 billion as at June 30, 2010 driven by positive investment returns.  Over the last twelve months JH Wealth Asset Management net sales of US$5.7 billion were offset by surrender and benefit payments in JH Fixed Products and JH Variable Annuities.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Reinsurance Division

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net income (loss) attributed to shareholders (millions)	$63	$(92)	$40
Premiums & deposits (millions)	268	303	249

U.S. dollars
Net income (loss) attributed to shareholders (millions)	$64	$(93)	$39
Premiums & deposits (millions)	276	308	242

Reinsurance Division’s net income attributed to shareholders for the second quarter of 2011 was US$64 million compared to US$39 million for the second quarter of 2010.  Included in net income attributed to shareholders in the second quarter of 2011 were net experience losses of US$7 million (2010 – US$19 million) as a result of equity, interest rate, credit and other non-fixed income returns differing from our best estimate policy liability assumptions. Excluding these items, net income attributed to shareholders increased by US$13 million primarily due to improved claims experience in both Property & Casualty and Life Retrocession lines. The year-to-date net loss attributed to shareholders was US$29 million compared to net income of US$82 million for the same period of 2010.

Premiums for the second quarter of 2011 were US$276 million, up 14 per cent from US$242 million reported in the second quarter of 2010.  The increase is mainly due to higher International Group Program premiums driven by currency appreciation of the Euro against the U.S. dollar.  Life Retrocession premiums increased due to fluctuations in client reporting.

Subsequent to quarter-end, we announced the sale of our Life Retrocession business as it no longer aligned with our strategy. The sale to Pacific Life Insurance Company, based in the United States, is expected to close in the third quarter of 2011, and to generate an after tax gain of approximately $275 million. The ongoing after-tax earnings impact is expected to be approximately $50 million per year and therefore not material to Manulife’s consolidated results.

Corporate and Other

	Quarterly results
Canadian dollars	2Q 2011	1Q 2011	2Q 2010
Net loss attributed to shareholders (millions)	$(290)	$(494)	$(153)
Funds under management (billions)	28.6	29.1	33.7

Corporate and Other is comprised of the earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial assumptions, including changes to the fixed income ultimate reinvestment rate assumptions, and model enhancements, Investment Division’s external asset management business, the John Hancock Accident and Health operation, settlement costs for macro equity hedges and other non operating items. The year-to-date net loss attributed to shareholders was $784 million compared to a loss of $200 million for the same period of 2010.

Corporate and Other reported a net loss attributed to shareholders of $290 million for the second quarter of 2011 compared to a net loss of $153 million for the second quarter of 2010.  The net loss for the second quarter of 2011 included a charge for the change in the fixed income ultimate reinvestment rates used in the valuation of policy liabilities of $370 million, partially offset by realized gains on AFS bonds of $107 million and gains related to macro equity hedges of $38 million.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Excluding the above notable items, the net loss for the second quarter of 2011 was $65 million, an $88 million improvement over the second quarter of 2010.  The improvement was due to higher gains on the AFS equity portfolio, favourable tax related items and the non-recurrence of losses on derivatives in the second quarter of 2010, partially offset by other changes in actuarial methods and assumptions.  The derivative losses in 2010 were due to IFRS hedge accounting requirements. The instrument was restructured in the second half of 2010 to qualify as a hedge instrument under IFRS. The other changes in actuarial methods and assumptions were a charge of $32 million in the second quarter of 2011 and a release of $13 million in the second quarter of 2010.

Funds under management of $28.6 billion as at June 30, 2011 include assets managed by Manulife Asset Management on behalf of institutional clients of $22.7 billion (2010 – $23.9 billion) and $5.9 billion (2010 – $9.8 billion) of the Company’s own funds.  The decrease in the Company’s own funds is as a result of an increased allocation of capital to the operating divisions, the impact of the stronger Canadian dollar and $0.4 billion of net capital redemptions, partially offset by the issuance of US$1.1 billion of senior notes and $0.9 billion of medium term notes during the 12 months ended June 30, 2011.

RISK MANAGEMENT

Overview

Manulife Financial is a financial institution offering insurance, wealth and asset management products and services, which subjects the Company to a broad range of risks.  We manage these risks within an enterprise-wide risk management framework.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2010 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Market risk hedging strategies

As a result of the dynamic and macro hedges, as at June 30, 2011, it was estimated that approximately 60 to 66 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at March 31, 2011 was 59 to 65 per cent. As previously communicated, our goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014. The Company intends to further reduce its exposure through a combination of time-scheduled and market-trigger based actions.

The Company’s stated goal is to reduce its interest rate exposures, as measured by the sensitivity of net income attributed to shareholders to a 100 basis point parallel decline in interest rates, to achieve a maximum exposure of $1.65 billion and $1.1 billion, as at year end 2012 and 2014, respectively.  As at June 30, 2011, the sensitivity of our net income to a 100 basis point decline was $1.2 billion, which was ahead of our 2012 year end goal.

As part of our risk reduction activities, we continued to dynamically hedge virtually all new variable annuity business written and we initiated hedging on $72 million of in-force variable annuity guarantee value during the second quarter of 2011.  By June 30, 2011 approximately 64 per cent of the guarantee value was either dynamically hedged or reinsured, compared to 63

2011 Second Quarter Press Release & Management’s Discussion and Analysis

per cent at March 31, 2011. The business dynamically hedged at June 30, 2011 comprises 59 per cent of the variable annuity guarantee values, net of amounts reinsured.

We adjusted the mix of our macro equity hedges during the second quarter of 2011 by shorting approximately $125 million of equity TOPIX futures contracts and unwinding $100 million of Toronto Stock Exchange (TSX) equity future contracts to better match our exposures. The macro hedging strategy, which commenced in 2010, is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.

In the second quarter of 2011, we executed largely offsetting interest rate swaps which lengthened the duration of our fixed income investments supporting our liabilities and reduced duration in our surplus segments.  These actions have reduced the sensitivity of our earnings to interest rate movements, but do not materially impact economic exposures.  In addition, we executed additional interest rate swaps and purchased longer duration bonds which also lengthened the duration of assets in our liability segments.

There can be no assurance that the Company's exposure to equity performance and movements in interest rates will be reduced to within our 2014 targets or remain within our 2012 targets. We may be unable to hedge our existing unhedged business as outlined in our risk reduction plans, or if we do so, we may be required to record a charge to income when we initiate hedging. Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates or equity markets, or an increase in the correlation between equity market declines and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities may increase or become uneconomic, in which case we may reduce or discontinue sales of certain of these products.  In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities being hedged.

Our hedging strategies expose the Company to additional risks. Hedging relies on the execution of derivative transactions and the ability to execute may be negatively impacted if markets for these instruments become illiquid. Hedging also subjects the Company to the risk of increased funding and collateral demands which may become significant as markets rise.

Sensitivities and risk exposure measures

Caution related to sensitivities In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include the sensitivity due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, these sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

Variable annuity and segregated fund guarantees Guarantees on variable products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees.  Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed values.  Depending on future equity market levels, liabilities on current in-force business could be due primarily in the period from 2015 to 2038.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

The table below shows selected information regarding the Company’s variable annuity guarantees gross and net of reinsurance and the business dynamically hedged.

Variable annuity and segregated fund guarantees

As at	June 30, 2011			March 31, 2011
(C$ millions)	Guarantee value	Fund value	Amount at risk(d)	Guarantee value	Fund value	Amount at risk(d)
Guaranteed minimum income benefit(a)	$7,529	$5,921	$1,620	$7,829	$6,241	$1,610
Guaranteed minimum withdrawal benefit	62,048	57,178	5,933	61,796	57,653	5,603
Guaranteed minimum accumulation benefit	22,811	23,850	1,947	22,958	24,556	1,745
Gross living benefits(b)	$92,388	$86,949	$9,500	$92,583	$88,450	$8,958
Gross death benefits(c)	15,127	12,085	2,478	15,536	12,487	2,408
Total gross of reinsurance and hedging	$107,515	$99,034	$11,978	$108,119	$100,937	$11,366
Living benefits reinsured	$6,500	$5,106	$1,402	$6,774	$5,394	$1,394
Death benefits reinsured	4,420	3,731	875	4,641	3,940	897
Total reinsured	$10,920	$8,837	$2,277	$11,415	$9,334	$2,291
Total, net of reinsurance	$96,595	$90,197	$9,701	$96,704	$91,603	$9,075
Living benefits dynamically hedged	$52,441	$51,589	$3,402	$52,245	$52,295	$3,109
Death benefits dynamically hedged	4,990	3,410	438	4,991	3,385	356
Total dynamically hedged	$57,431	$54,999	$3,840	$57,236	$55,680	$3,465
Living benefits retained	$33,447	$30,254	$4,696	$33,564	$30,761	$4,455
Death benefits retained	5,717	4,944	1,165	5,904	5,162	1,155
Total, net of reinsurance and dynamic hedging	$39,164	$35,198	$5,861	$39,468	$35,923	$5,610

(a)	Contracts with guaranteed long-term care benefits are included in this category.
(b)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (c).
(c)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(d)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $3,236 million at June 30, 2011 (March 31, 2011 – $2,387 million).  These policy liabilities included the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $1,979 million at June 30, 2011 (March 31, 2011 – $1,670 million).  The policy liabilities for the hedged block were $1,257 million at June 30, 2011 (March 31, 2011 – $717 million).

Publicly traded equity performance risk

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying (losses) gains related to the guarantee liabilities hedged because:

•	Policyholder behaviour and mortality experience is not hedged;

•	Provisions for adverse deviation in the policy liabilities are not completely hedged;

2011 Second Quarter Press Release & Management’s Discussion and Analysis

•	A portion of interest rate risk is not hedged;

•	Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange traded hedge instruments;

•	Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;

•	Unfavourable realized equity volatility, bond return volatility and interest rate volatility may result in higher than expected rebalancing costs; and

•	Not all other risks are hedged (see MD&A in the 2010 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

As at June 30, 2011 the change in the value of the hedge assets was estimated to offset 60 to 66 per cent of the underlying impact on net income attributed to shareholders from a 10 per cent decline in publicly traded equity markets (59 to 65 per cent as at March 31, 2011)21.  The lower end of the range assumes that the dynamic hedge assets offset 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

The Company targets to have 60 per cent of the underlying impact of declines in equity markets offset by hedge assets by the end of 2012 and 75 per cent of the underlying impact offset by hedge assets by the end of 2014.

21
Defined as earnings sensitivity to a 10 per cent decline in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(a)

As at June 30, 2011
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,650)	$(2,840)	$(1,260)	$1,000	$1,810	$2,350
Asset based fees	(270)	(180)	(100)	90	180	270
General fund equity investments(c)	(310)	(210)	(100)	100	220	320
Total underlying sensitivity	$(5,230)	$(3,230)	$(1,460)	$1,190	$2,210	$2,940
Impact of hedge assets
Impact of macro hedge assets	$1,360	$910	$450	$(450)	$(910)	$(1,360)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	2,100	1,250	520	(360)	(600)	(790)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$3,460	$2,160	$970	$(810)	$(1,510)	$(2,150)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,770)	$(1,070)	$(490)	$380	$700	$790
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(630)	(320)	(100)	(70)	(160)	(230)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,400)	$(1,390)	$(590)	$310	$540	$560
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	66%	67%	66%	68%	68%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	54%	57%	60%	74%	76%	81%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

As at March 31, 2011
(C$ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders (b)
Variable annuity guarantees	$(4,480)	$(2,720)	$(1,200)	$930	$1,690	$2,160
Asset based fees	(270)	(180)	(100)	90	180	280
General fund equity investments(c)	(300)	(200)	(100)	120	240	350
Total underlying sensitivity	$(5,050)	$(3,100)	$(1,400)	$1,140	$2,110	$2,790
Impact of hedge assets
Impact of macro hedge assets	$1,350	$900	$450	$(450)	$(910)	$(1,350)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	1,910	1,120	460	(300)	(530)	(690)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$3,260	$2,020	$910	$(750)	$(1,440)	$(2,040)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,790)	$(1,080)	$(490)	$390	$670	$750
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	(570)	(280)	(90)	(70)	(130)	(210)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	$(2,360)	$(1,360)	$(580)	$320	$540	$540
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liabilities	65%	65%	65%	66%	68%	73%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(d)	53%	56%	59%	72%	74%	81%

(a)	See ”Caution related to sensitivities” above.
(b)
Defined as sensitivity of net income attributed to shareholders to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(c)
This impact for general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(d)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively. For presentation purposes, numbers are rounded.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation (a),(b)

As at	June 30, 2011						March 31, 2011
(percentage points)	-30%	-20%	-10%	+10%	+20%	+30%	-30%	-20%	-10%	+10%	+20%	+30%
Impact on MLI MCCSR	(23)	(13)	(5)	8	14	21	(21)	(12)	(5)	10	15	15

a)	See ”Caution related to sensitivities” above.
(b)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
(C$ millions)	June 30, 2011	March 31, 2011
For variable annuity guarantee dynamic hedging strategy	$5,700	$5,100
For macro equity risk hedging strategy	5,400	5,500
Total	$11,100	$10,600

Interest rate and spread risk

The following table shows the potential impact on net income attributed to shareholders of a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities.  The impact does not include any potential changes to the ultimate reinvestment rate assumptions.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(a),(b),(c),(d)

As at	June 30, 2011				March 31, 2011
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(b)	$(900)		$800		$(1,200)		$1,000
Variable annuity guarantees(c)	(300)		200		(300)		200
Total	$(1,200)		$1,000		$(1,500)		$1,200

(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(c)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
(d)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

As noted above, in the second quarter of 2011, we executed largely offsetting interest rate swaps which lengthened the duration of our fixed income investments supporting our liabilities and reduced duration in our surplus segments.  These actions have reduced the sensitivity of our earnings to interest rate movements, but do not materially impact economic exposures.  In addition, we executed additional interest rate swaps and purchased longer duration bonds which also lengthened the duration of assets in our liability segments.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Changes in the market value of the AFS fixed income assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to have AFS fixed income investments with appropriate unrealized gains or losses and also to sell such assets in order to realize the gain or loss.  The Company reported $107 million of net realized gains on AFS fixed income assets held in surplus segments in the second quarter of 2011 and at June 30, 2011 we had a net after-tax unrealized gain of $147 million on the AFS fixed income assets held in the surplus segments.

Potential impact on annual net income attributed to shareholders of an immediate one per cent parallel change in interest rates including the impact on the change in market value of AFS fixed income assets in the surplus segment(a),(b)

As at	June 30, 2011				March 31, 2011
(C$ millions)	-100	bp	+100	bp	-100	bp	+100	bp
Impact excluding the change in the market value of AFS fixed income assets held in the surplus segment	$(1,200)		$1,000		$(1,500)		$1,200
Impact of the change in the market value of AFS fixed income assets held in the surplus segment(b)	600		(600)		700		(600)
Impact including 100% of the change in the market value of AFS fixed income assets held in the surplus segment(b)	$(600)		$400		$(800)		$600
(a)	See “Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

Potential impact on MLI’s MCCSR ratio arising from an immediate one percent parallel change in interest rates(a)

As at	June 30, 2011		March 31, 2011
(percentage points)	-100bp	+100bp	-100bp	+100bp
Impact excluding the change in the market value of AFS fixed-income assets held in the surplus segment	(19)	16	(21)	17
Impact including 100% of the change in the market value of the AFS fixed income assets held in the surplus segment(b)	(15)	12	(16)	12
(a)	See ”Caution related to sensitivities” above.
(b)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads(a),(b)

As at	June 30, 2011				March 31, 2011
(C$ millions)	-50	bp	+50	bp	-50	bp	+50	bp
Corporate spreads(c),(d),(e)	$(500)		$400		$(500)		$400
(a)	See ”Caution related to sensitivities” above.
(b)	The sensitivity was estimated as 50% of the sensitivity to a 100 basis point change. Actual results may differ materially from these estimates.
(c)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(d)	Corporate spreads are assumed to grade to the long term average over five years.
(e)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Potential impact on annual net income attributed to shareholders arising from changes to swap spreads(a),(b),(c)

As at	June 30, 2011				March 31, 2011
(C$ millions)	-20	bp	+20	bp	-20	bp	+20	bp
Swap spreads	$400		$(400)		$300		$(300)
(a)	See ”Caution related to sensitivities” above.
(b)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self supporting and generate no material impact on net income attributed to shareholders as a result of changes to swap spreads.

(c)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business and investment market and activities during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

Legal proceedings update

The Company announced on April 21, 2011 that it had been informed by staff of the Ontario Securities Commission (“OSC”) that staff would not seek any orders from the OSC in connection with the enforcement notice delivered by staff in June 2009 relating to the Company’s disclosure before March 2009 of risks related to its variable annuity guarantee and segregated funds business.

As outlined in our 2010 Annual Report, proposed class action lawsuits against the Company have been filed in Canada and the United States, on behalf of investors in those jurisdictions, based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products. The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations.

Subsequent event

On July 18, 2011, the Company entered into an agreement with Pacific Life Insurance Company (“Pacific Life”) to sell its life retrocession business. The Company’s run-off reinsurance business, a closed block of reinsurance assumed from other reinsurers, is excluded from this agreement. The transaction is expected to close in the third quarter of 2011. The transaction is structured as reinsurance agreements between Pacific Life and the Company, in which the actuarial liabilities and related operating assets will be transferred to Pacific Life. The net cash payment to Pacific Life is expected to be approximately US$650 million in lieu of transferring the invested assets backing the actuarial liabilities. Under the term of the agreement, the Company will transfer the infrastructure (including IT systems and workforce) required to administer the life retrocession business to Pacific Life. The gain on disposal is expected to be US$275 million (net of taxes of US$135 million) which will be recorded in Other net investment income (loss) in the Company’s Consolidated Statements of Income. This transaction is expected to increase the Company’s regulatory capital ratio by approximately six points.

ACCOUNTING MATTERS AND CONTROLS

Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.  Significant estimation processes relate to the determination of insurance and investment contract liabilities, evaluation of invested asset impairment, the application of derivative and hedge accounting, assessment of relationships with other entities for consolidation, determination of pension and other post-employment benefit obligations and expenses, income taxes and uncertain tax positions and valuation of goodwill and intangible assets.  In addition, in the determination of the fair values of

2011 Second Quarter Press Release & Management’s Discussion and Analysis

invested assets, where observable market data is not available, management applies judgment in the selection of valuation models.

The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions have remained unchanged from practices under prior Canadian GAAP and are described on pages 61 to 69 of our 2010 Annual Report.  For a description of our accounting policy and estimation process related to the evaluation of invested asset impairment, assessment of relationships with other entities for consolidation, and the valuation of goodwill and intangible assets under IFRS, refer to pages 98 to 102 of our Annual Consolidated Financial Statements in our 2010 Annual Report and note 1 to our interim Consolidated Financial Statements for the period ended March 31, 2011.

Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the six months ended June 30, 2011, that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

Future Accounting and Reporting Changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2012 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective Date	Measurement / Presentation	Expected impact
Amendments to IFRS 7 “Financial Instruments: Disclosures”	January 1, 2012	Disclosure	Not expected to have a significant impact
Amendment to IAS 12 “Income Taxes”	January 1, 2012	Measurement	Not expected to have a significant impact
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	January 1, 2013	Measurement and Disclosure	Currently assessing
IFRS 13 “Fair Value Measurement”	January 1, 2013	Measurement	Currently assessing
Amendments to IAS 1 “Presentation of Financial Statements”	January 1, 2013	Presentation	Not expected to have a significant impact
Amendments to IAS 19 “Employee Benefits”	January 1, 2013	Measurement	Could have a material impact on the financial statements and regulatory capital at transition and subsequently
IFRS 9 “Financial Instruments”	January 1, 2015	Measurement	Currently assessing

2011 Second Quarter Press Release & Management’s Discussion and Analysis

As outlined in our 2010 Annual Report, the IASB issued an exposure draft for insurance contracts in July 2010.  The IASB recently announced that it does not expect to issue a final standard until 2012 and with an effective date of 2015 at the earliest.

The amendments to IFRS 7 “Financial Instruments: Disclosures - Transfer of Financial Assets”, issued in October 2010, increase the disclosure requirements for transactions involving transfers of financial assets.  These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing involvement in the asset.  The amendments also require disclosures where transfers of financial assets do not occur evenly throughout the period.

The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011.  The Company does not expect that the adoption of these amendments will have a significant impact on its consolidated financial statements.

An amendment to IAS 12 “Income Taxes” was issued in December 2010 that provides a practical approach to the measurement of deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model under IAS 40 “Investment Property”.  Where entities measure deferred tax liabilities and deferred tax assets using a tax rate and tax base that is consistent with the expected manner of recovery or settlement, the amendment provides a rebuttable presumption for investment property measured using the fair value model that its carrying amount will be recovered through sale.  This amendment is effective for annual periods beginning on or after January 1, 2012.  Earlier application is permitted.  The Company does not expect that the adoption of this amendment will have a significant impact on its consolidated financial statements.

IFRS 10 “Consolidated Financial Statements”, Amendments to IAS 27 “Separate Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, and Amendments to IAS 28 “Investments in Associates and Joint Ventures” were all issued in May 2011 to improve consolidation and joint venture accounting.  Each standard has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if the standards are adopted as a group.

IFRS 10 replaces the consolidation guidance in IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidation - Special Purpose Entities” by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee.  Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.  The Company is currently assessing the impact of IFRS 10 on its consolidated financial statements.

IFRS 11 introduces new accounting requirements for joint arrangements, replacing IAS 31 “Interests in Joint Ventures”. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed.  The Company does not expect the adoption of IFRS 11 to have a significant impact on its consolidated financial statements.

IFRS 12 requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders’ involvement in the activities of consolidated entities.  The Company is currently assessing the impact of IFRS 12 on its consolidated financial statements.

IAS 28 is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12 and the Company does not expect that adoption of these amendments will have a significant impact on its consolidated financial statements.

IFRS 13 “Fair Value Measurement” was issued in May 2011 and replaces existing IFRS guidance on fair value measurement with a single standard.  IFRS 13 defines fair value,

2011 Second Quarter Press Release & Management’s Discussion and Analysis

provides guidance on how to determine fair value and requires disclosures about fair value measurements.  IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.  The standard is effective for annual periods beginning onor after January 1, 2013.  The Company is currently assessing the impact of IFRS 13 on its consolidated financial statements.

The amendments to IAS 1 “Presentation of Financial Statements” were issued in June 2011 requiring changes to the presentation of items of other comprehensive income.  Under the amendments, presentation of items within other comprehensive income will be separately presented based on whether or not the item will be subsequently reclassified into income.  The amendments are effective for annual periods beginning on or after January 1, 2013.  The Company does not expect the adoption of these amendments to have a significant impact on its consolidated financial statements.

The amendments to IAS 19 “Employee Benefits” were issued in June 2011. The amendments require the full funded status of the plan to be reflected in the Consolidated Statements of Financial Position and eliminate the corridor approach for amortization of actuarial gains and losses. This results in actuarial gains and losses being recognized in full in other comprehensive income when they occur and will no longer be recognized in income. Past-service costs will be recognized when a plan is amended with no deferral over the vesting period. The net benefit cost for defined benefit plans will be disaggregated into service cost and finance cost components in the Consolidated Statements of Income.  Finance cost will be calculated using interest rates based on high quality corporate bond yields. Further, these amendments include enhanced disclosures about the characteristics of defined benefit plans and the risks to which the entity is exposed through participation in those plans.

The amendments to IAS 19 are effective for fiscal years beginning on or after January 1, 2013. Earlier application is permitted.  At December 31, 2010, the consolidated unrecognized net actuarial loss for the Company’s pension and post-employment benefits was $839 million and $25 million, respectively, which if persisted at the date of adoption would be reflected in equity upon adoption and would reduce MLI’s MCCSR ratio by approximately 7 points assuming that regulatory capital includes this component of OCI in the future. Depending on market conditions and future regulatory capital requirements, the adoption of these amendments and subsequent changes in actuarial gains and losses could have a material impact on the Company’s consolidated financial statements and regulatory capital both at transition and subsequently.

IFRS 9 “Financial Instruments” issued in November 2009 and amended in October 2010 is the first phase of a three phase project to replace IAS 39 “Financial Instruments: Recognition and Measurement”.  IFRS 9 currently provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets.  The classification and measurement for financial liabilities remains generally unchanged, however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of that liability.  The other phases of this project which are currently under development include impairment and hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2013.  However, the IASB recently issued an exposure draft to revise the effective date for IFRS 9 to annual periods beginning on or after January 1, 2015.  The Company is assessing the full impact of IFRS 9 on its consolidated financial statements in conjunction with the completion of the other phases of this project.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

PERFORMANCE AND NON-GAAP MEASURES

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited historical financial statements which is prior Canadian GAAP for 2010 and earlier and IFRS for 2011 and beyond. Non-GAAP measures include: Net Income Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings per Share, excluding Convertible Instruments; Return on Common Shareholders’ Equity; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital; Sales; and New Business Embedded Value. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income attributed to shareholders would have been assuming that existing hedges are unchanged and that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings per share, excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

For the quarter ended (in millions)	June 30, 2011	June 30, 2010
Weighted average number of actual common shares outstanding	1,783	1,762
Dilutive number of shares for stock-based awards	3	-
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,786	1,762
Dilutive number of shares for convertible instruments	85	-
Weighted average number of common shares used in the diluted earnings per share calculation	1,871	1,762

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity	Quarterly results
(C$ millions)	2Q 2011	1Q 2011	2Q 2010
Net income (loss) available to common shareholders	$468	$965	$(2,454)
Opening total equity available to common shareholders	$22,919	$22,683	$26,376
Closing total equity available to common shareholders	$23,201	$22,919	$24,849
Weighted average total equity available to common shareholders	$23,060	$22,801	$25,612
Opening AOCI on AFS securities and cash flow hedges	$255	$278	$704
Closing AOCI on AFS securities and cash flow hedges	$259	$255	$811
Adjustment for average AOCI	$(257)	$(266)	$(757)
Weighted average total equity available to common shareholders excluding average AOCI adjustment	$22,803	$22,535	$24,855

ROE based on weighted average total equity available to common shareholders (annualized)	8.1%	17.2%	(38.4)%
ROE based on weighted average total equity available to common shareholders excluding average AOCI adjustment (annualized)	8.2%	17.4%	(39.6)%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the second quarter of 2010.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

Premiums and deposits	Quarterly results
(C$ millions)	2Q 2011	1Q 2011	2Q 2010
Premium income	$4,182	$4,520	$4,419
Deposits from policyholders	5,086	5,919	5,968
Premiums and deposits per financial statements	$9,268	$10,439	$10,387
Investment contract deposits	41	95	59
Mutual fund deposits	4,883	4,658	3,056
Institutional advisory account deposits	909	669	1,060
ASO premium equivalents	663	684	673
Group benefits ceded premiums	933	949	916
Other fund deposits	240	168	131
Total premiums and deposits	$16,937	$17,662	$16,282
Currency impact	595	425	–
Constant currency premiums and deposits	$17,532	$18,087	$16,282

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
(C$ millions)	2Q 2011	1Q 2011	2Q 2010
Total invested assets	$202,341	$198,603	$201,089
Total segregated funds net assets held by policyholders	198,797	200,890	189,292
Funds under management per financial statements	$401,138	$399,493	$390,381
Mutual funds	51,212	50,129	36,342
Institutional advisory accounts (excluding segregated funds)	20,580	20,708	21,576
Other funds	7,744	7,967	7,446
Total funds under management	$480,674	$478,297	$455,745
Currency impact	31,249	29,031	-
Constant currency funds under management	$511,923	$507,328	$455,745

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of: (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
(C$ millions)	2Q 2011	1Q 2011	2Q 2010
Total equity	$25,381	$25,112	$26,656
Add AOCI loss on cash flow hedges	55	54	81
Add liabilities for preferred shares and capital instruments	3,439	3,442	4,038
Total capital	$28,875	$28,608	$30,775

Sales are measured according to product type;

•
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

•
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

•
For individual wealth management contracts, all new deposits are reported as sales.  This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

•
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company.  Single premium sales reflect the assets transferred from the previous plan provider.  Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

New business embedded value (“NBEV”) is the change in shareholders’ economic value as a result of sales in the reporting period.  NBEV is calculated as the present value of expected future earnings, after the cost of capital, on actual new business sold in the period using future mortality, morbidity, policyholder behavior, expense and investment assumptions that are consistent with the assumptions used in the valuation of our policy liabilities. Effective the first quarter of 2011 we changed the calculation methodology for new business embedded value.  Prior periods were not restated.  We changed the NBEV calculation for interest sensitive life insurance products to now use current interest rates consistent with the valuation of policy liabilities.  In 2010 and prior, we used an interest rate for life insurance products equal to the rate used in our annual business plan. For both 2011 and 2010 we used current rates to calculate the NBEV for wealth products.  In addition, we now update policyholder experience assumptions for changes made during the year, whereas in 2010 and prior, we used assumptions that were in place at the beginning of each year.

The principal economic assumptions used in the NBEV calculations in the second quarter were as follows:

	Canada	U.S.	Hong Kong	Japan
MCCSR ratio	150%	150%	150%	150%
Discount rate	7.25%	7.50%	8.25%	6.25%
Jurisdictional income tax rate	26%	35%	16.50%	36%
Foreign exchange rate	n/a	0.9718	0.1249	0.0119
Yield on surplus assets	4.50%	4.50%	4.50%	2.00%

Caution regarding forward-looking statements

This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, statements with respect to management objectives with respect to hedging equity markets and interest rate risks, the sale of our Life Retrocession business to Pacific Life Insurance Company and the impact of that transaction on the MCCSR ratio of The Manufacturers Life Insurance Company and the annual review of our actuarial methods and assumptions.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “goal”, “seek”, “aim”, “continue”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to performance and volatility of equity markets, interest rate fluctuations and movements in credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to long-term morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and

2011 Second Quarter Press Release & Management’s Discussion and Analysis

actuarial methods; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; our ability to source appropriate non-fixed income assets to back our long dated liabilities; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems;  environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)	As at and for the three months ended
	June 30
	2011	2010	% Change

Net income (loss)	$495	$(2,407)	-
Less: Net income attributed to non-controlling interest in subsidiaries	(4)	(24)	(83)
Net income attributed to participating policyholders	(1)	(3)	(67)
Net income (loss) attributed to shareholders	$490	$(2,434)	-
Preferred share dividends	(22)	(20)	10
Net income (loss) available to common shareholders	$468	$(2,454)	-

Premiums and deposits:
Premiums and deposits - targeted growth products
Life and health insurance premiums	$2,793	$2,432	15
Annuity and pension premiums	636	921	(31)
Investment contract deposits	41	59	(31)
Segregated fund deposits	4,058	4,493	(10)
Mutual fund deposits	4,883	3,056	60
Institutional advisory account deposits	909	1,060	(14)
ASO premium equivalents	663	673	(1)
Group Benefits ceded	933	916	2
Other fund deposits	240	131	83
Total premiums and deposits - targeted growth products	$15,156	$13,741	10
Premiums and deposits - products not targeted for growth	1,781	2,541	(30)
Total premiums and deposits	$16,937	$16,282	4

Funds under management:
General fund	$202,341	$201,089	1
Segregated funds excluding institutional advisory accounts	196,630	186,945	5
Mutual funds	51,212	36,342	41
Institutional advisory accounts	22,747	23,923	(5)
Other funds	7,744	7,446	4
Total funds under management	$480,674	$455,745	5

Capital:
Liabilities for preferred shares and capital instruments	$3,439	$4,038	(15)
Equity
Non-controlling interest in subsidiaries	402	295	36
Participating policyholders' equity	160	90	78
Shareholders' equity
Preferred shares	1,618	1,422	14
Common shares	19,413	19,088	2
Contributed surplus	234	209	12
Retained earnings	4,360	4,351	-
Accumulated other comprehensive income (loss) on AFS securities and translation of self-sustaining foreign operations	(751)	1,282	-
Total capital	$28,875	$30,775	(6)

Selected key performance measures:
Basic earnings (loss) per common share	$0.26	$(1.39)
Diluted earnings (loss) per common share, excluding convertible instruments	$0.26	$(1.39)
Diluted earnings (loss) per common share	$0.26	$(1.39)
Return on common shareholders' equity (annualized) 1	8.2%	(39.6)%
Book value per common share	$12.98	$14.07
Common shares outstanding (in millions)
End of period	1,788	1,766
Weighted average - basic	1,783	1,762
Weighted average - diluted, excluding convertible instruments	1,786	1,762
Weighted average - diluted	1,871	1,762

1 Return  on common shareholders' equity is net income (loss) available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Consolidated Statements of Income (Loss)

(Canadian $ in millions except per share information, unaudited)	For the three months ended
	June 30
	2011	2010
Revenue
Premium income	$4,182	$4,419
Investment income
Investment income	2,622	2,089
Realized/ unrealized gains on assets supporting insurance and investment contract liabilities and deposits 1	2,253	3,707
Other revenue	1,708	1,552
Total revenue	$10,765	$11,767
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,231	$2,209
Maturity and surrender benefits	1,431	1,200
Annuity payments	723	667
Policyholder dividends and experience rating refunds	276	290
Net transfers (from) to segregated funds	(64)	(78)
Change in insurance contract liabilities	4,239	10,610
Change in investment contract liabilities	(41)	25
Ceded benefits and expenses	(1,110)	(1,186)
Change in reinsurance assets	23	(979)
Net benefits and claims	$7,708	$12,758
General expenses	964	927
Investment expenses	240	228
Commissions	932	941
Interest expense	327	246
Net premium taxes	62	75
Total policy benefits and expenses	$10,233	$15,175
Income (loss) before income taxes	$532	$(3,408)
Income tax (expense) recovery	(37)	1,001
Net income (loss)	$495	$(2,407)
Less: Net income attributed to non-controlling interest in subsidiaries	(4)	(24)
Net income attributed to participating policyholders	(1)	(3)
Net income (loss) attributed to shareholders	$490	$(2,434)
Preferred share dividends	(22)	(20)
Net income (loss) available to common shareholders	$468	$(2,454)

Basic earnings (loss) per common share	$0.26	$(1.39)
Diluted earnings (loss) per common share, excluding convertible instruments	$0.26	$(1.39)
Diluted earnings (loss) per common share	$0.26	$(1.39)

1 For fixed income assets supporting insurance and investment contract liabilities, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/ unrealized gains (losses) on the assets is largely offset in the change in insurance contract liabilities.

2011 Second Quarter Press Release & Management’s Discussion and Analysis

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)	As at June 30
Assets	2011	2010
Invested assets
Cash and short-term securities	$12,823	$17,545
Securities
Bonds	101,459	96,674
Stocks	10,631	9,585
Loans
Mortgages	33,195	32,221
Private placements	19,178	19,642
Policy loans	6,431	6,857
Bank loans	2,311	2,438
Real estate	6,346	5,935
Other investments	9,967	10,192
Total invested assets	$202,341	$201,089
Other assets
Accrued investment income	$1,691	$1,670
Outstanding premiums	751	717
Goodwill and intangible assets	5,804	8,470
Reinsurance assets	7,660	8,887
Deferred tax assets	1,318	1,882
Miscellaneous	9,235	8,311
Total other assets	$26,459	$29,937
Segregated funds net assets	$198,797	$189,292
Total assets	$427,597	$420,318

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$159,286	$162,452
Investment contract liabilities and deposits	2,551	3,579
Bank deposits	17,409	15,669
Deferred tax liability	925	608
Derivatives	3,203	3,418
Other liabilities	11,015	10,751
	$194,389	$196,477
Long-term debt	5,591	3,855
Liabilities for preferred shares and capital instruments	3,439	4,038
Segregated funds net liabilities	198,797	189,292
Total liabilities	$402,216	$393,662

Equity
Issued share capital
Preferred shares	$1,618	$1,422
Common shares	19,413	19,088
Contributed surplus	234	209
Shareholders' retained earnings	4,360	4,351
Shareholders' accumulated other comprehensive income (loss)	(806)	1,201
Total shareholders' equity	$24,819	$26,271
Participating policyholders' equity	160	90
Non-controlling interest in subsidiaries	402	295
Total equity	$25,381	$26,656
Total liabilities and equity	$427,597	$420,318

2011 Second Quarter Press Release & Management’s Discussion and Analysis